UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

TD AMERITRADE Holding Corporation
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
872364Y108
(CUSIP Number)

J. Joe Ricketts Marlene M. Ricketts TD AMERITRADE Holding Corporation 4211 South 102nd Street Omaha, Nebraska 68127	Ricketts Grandchildren’s Trust c/o David K. Larson Mullikin, Larson & Swift LLC 155 East Pearl Street, Suite 200 Jackson, Wyoming 83001
with a copy to:
Brian T. May
Mayer Brown LLP
350 South Grand Avenue, 25th Floor
Los Angeles, California 90071
(213) 229-9500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 17, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	872364Y108	Page	2	of	10

1	NAMES OF REPORTING PERSONS: J. Joe Ricketts

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		60,685,063

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		60,685,063

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

60,823,636

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑[1]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

10.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

[1]	Based on the provisions relating to voting agreements and (except with respect to the Ricketts Grandchildren’s Trust) the grant of proxies contained in the Stockholders Agreement (as defined herein), the Reporting Persons may be deemed to share voting power over the shares beneficially owned by the TD Entities (as defined herein). Based on information set forth in Amendment No. 8 to the statement on Schedule 13D filed by the TD Entities, as of February 5, 2009, the TD Entities beneficially owned, in the aggregate, 264,726,637 shares of Common Stock representing approximately 44.9% of the outstanding shares of Common Stock. The Reporting Persons disclaim beneficial ownership of all shares held by the TD Entities. However, as described in response to Item 6 of the Original Statement (as defined herein), the Reporting Persons and the TD Entities acknowledge that they constitute a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”) with respect to TD AMERITRADE.

CUSIP No.	872364Y108	Page	3	of	10

1	NAMES OF REPORTING PERSONS: Marlene M. Ricketts

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		20,493,876

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		20,493,876

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

20,493,876

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑[2]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

3.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

[2]	Based on the provisions relating to voting agreements and (except with respect to the Ricketts Grandchildren’s Trust) the grant of proxies contained in the Stockholders Agreement, the Reporting Persons may be deemed to share voting power over the shares beneficially owned by the TD Entities. Based on information set forth in Amendment No. 8 to the statement on Schedule 13D filed by the TD Entities, as of February 5, 2009, the TD Entities beneficially owned, in the aggregate, 264,726,637 shares of Common Stock representing approximately 44.9% of the outstanding shares of Common Stock. The Reporting Persons disclaim beneficial ownership of all shares held by the TD Entities. However, as described in response to Item 6 of the Original Statement, the Reporting Persons and the TD Entities acknowledge that they constitute a “group” for purposes of Section 13(d) of the Exchange Act with respect to TD AMERITRADE.

CUSIP No.	872364Y108	Page	4	of	10

1	NAMES OF REPORTING PERSONS: J. Joe Ricketts 1996 Dynasty Trust

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		8,186,688

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		8,186,688

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,186,688

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑[3]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

1.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO - Trust

[3]	Based on the provisions relating to voting agreements and (except with respect to the Ricketts Grandchildren’s Trust) the grant of proxies contained in the Stockholders Agreement, the Reporting Persons may be deemed to share voting power over the shares beneficially owned by the TD Entities. Based on information set forth in Amendment No. 8 to the statement on Schedule 13D filed by the TD Entities, as of February 5, 2009, the TD Entities beneficially owned, in the aggregate, 264,726,637 shares of Common Stock, representing approximately 44.9% of the outstanding shares of Common Stock. The Reporting Persons disclaim beneficial ownership of all shares held by the TD Entities. However, as described in response to Item 6 of the Original Statement, the Reporting Persons and the TD Entities acknowledge that they constitute a “group” for purposes of Section 13(d) of the Exchange Act with respect to TD AMERITRADE.

CUSIP No.	872364Y108	Page	5	of	10

1	NAMES OF REPORTING PERSONS: Marlene M. Ricketts 1994 Dynasty Trust

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		8,186,112

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		8,186,112

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,186,112

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑[4]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

1.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO - Trust

[4]	Based on the provisions relating to voting agreements and (except with respect to the Ricketts Grandchildren’s Trust) the grant of proxies contained in the Stockholders Agreement, the Reporting Persons may be deemed to share voting power over the shares beneficially owned by the TD Entities. Based on information set forth in Amendment No. 8 to the Statement on Schedule 13D filed by the TD Entities, as of February 5, 2009, the TD Entities beneficially owned, in the aggregate, 264,726,637 shares of Common Stock, representing approximately 44.9% of the outstanding shares of Common Stock. The Reporting Persons disclaim beneficial ownership of all shares held by the TD Entities. However, as described in response to Item 6 of the Original Statement, the Reporting Persons and the TD Entities acknowledge that they constitute a “group” for purposes of Section 13(d) of the Exchange Act with respect to TD AMERITRADE.

CUSIP No.	872364Y108	Page	6	of	10

1	NAMES OF REPORTING PERSONS: Ricketts Grandchildren’s Trust

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑[5]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO - Trust

[5]	Based on the provisions relating to voting agreements and (except with respect to the Ricketts Grandchildren’s Trust) the grant of proxies contained in the Stockholders Agreement, the Reporting Persons may be deemed to share voting power over the shares beneficially owned by the TD Entities. Based on information set forth in Amendment No. 8 to the statement in schedule 13D filed by the TD Entities, as of February 5, 2009, the TD Entities beneficially owned, in the aggregate, 264,726,637 shares of Common Stock, representing approximately 44.9% of the outstanding shares of Common Stock. The Reporting Persons disclaim beneficial ownership of all shares held by the TD Entities. However, as described in response to Item 6 of the Original Statement, the Reporting Persons and the TD Entities acknowledge that they constitute a “group” for purposes of Section 13(d) of the Exchange Act with respect to TD AMERITRADE.

     This Amendment No. 3 hereby amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission on January 25, 2006 (the “Original Statement”) as amended by the Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on March 10, 2006 and Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on August 16, 2006 (as it may be amended from time to time hereafter, the “Statement”) by J. Joe Ricketts, Marlene M. Ricketts, the J. Joe Ricketts 1996 Dynasty Trust, the Marlene M. Ricketts 1994 Dynasty Trust and the Ricketts Grandchildren’s Trust with respect to the Common Stock, $0.01 par value (the “Common Stock”), of TD AMERITRADE Holding Corporation, a Delaware corporation (“TD AMERITRADE” or the “Issuer”). Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 3 shall have the respective meanings herein as are given to such terms in the Statement.

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Item 4. Purpose of Transaction
     Item 4 of the Statement is hereby amended and supplemented as follows:
     TD AMERITRADE, Marlene M. Ricketts and the Ricketts Grandchildren’s Trust entered into a Stock Purchase Agreement on February 17, 2009 (the “Stock Purchase Agreement”), whereby TD AMERITRADE agreed to repurchase shares of Common Stock from each of Marlene M. Ricketts and the Ricketts Grandchildren’s Trust for $11.85 in cash per share. In connection with the Stock Purchase Agreement, on February 20, 2009, Marlene M. Ricketts sold 15,000,000 shares of Common Stock to TD AMERITRADE and received total consideration of approximately $177.75 million, and the Ricketts Grandchildren’s Trust sold 19,008,000 shares of Common Stock to TD AMERITRADE and received total consideration of approximately $225.25 million. Marlene M. Ricketts and the Ricketts Grandchildren’s Trust plan to use these proceeds in connection with the Ricketts family’s bid to buy the Chicago Cubs from the Tribune Company.
     Following the sale of Common Stock by Marlene M. Ricketts and the Ricketts Grandchildren’s Trust in connection with the Stock Purchase Agreement, the percentage of shares of Common Stock beneficially owned by the Reporting Persons is no longer at least 20.83% of the outstanding Common Stock. As a consequence, and pursuant to the Stockholders Agreement, the Reporting Persons' right to designate three TD AMERITRADE directors has been reduced to a right to designate two TD AMERITRADE directors. Thomas S. Ricketts resigned from his position as a director of TD AMERITRADE effective as of February 20, 2009 in connection with this reduction.
     The Ricketts Grandchildren’s Trust is no longer a beneficial owner of any shares of Common Stock following its sale of 19,008,000 shares of Common Stock to TD AMERITRADE in connection with the Stock Purchase Agreement. As a result, the Stockholders Agreement by its terms has terminated with respect to the Ricketts Grandchildren’s Trust.
Item 5. Interest in Securities of the Issuer
     Item 5 of the Statement is hereby amended and restated in its entirety as follows:
     (a) and (b) The following table sets forth the aggregate number and percentage of shares of Common Stock beneficially owned (identifying those shares which there is a right to acquire) by each of the Reporting Persons individually and by all of the Reporting Persons together. The percentage of shares of Common Stock beneficially owned was determined based on 555,310,526 shares of Common Stock outstanding (representing the 589,318,526 shares of Common Stock outstanding as of January 30, 2009, as reported by TD AMERITRADE in its Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2008, less the 15,000,000 shares of Common Stock repurchased from Marlene M. Ricketts and the 19,008,000 shares of Common Stock repurchased from the Ricketts Grandchildren’s Trust as described herein, but not taking into account any shares that may be issued by TD AMERITRADE in connection with TD AMERITRADE’s pending acquisition of thinkorswim Group Inc.). Each Reporting Person has the sole power to vote and dispose of the shares of Common Stock shown below as being held by such Reporting Person (except for J. Joe Ricketts, who does not have voting or dispositive power with respect to his 138,573 restricted stock units until such units fully vest).

Name	Number of Shares	Percent
J. Joe Ricketts(1)	60,823,636	10.9%
Marlene M. Ricketts(2)	20,493,876	3.7%
J. Joe Ricketts 1996 Dynasty Trust(3)	8,186,688	1.5%
Marlene M. Ricketts 1994 Dynasty Trust(4)	8,186,112	1.5%
Ricketts Grandchildren’s Trust(5)	0	0%
Total:	97,690,312	17.6%

(1)	Shares of Common Stock owned by Mr. Ricketts consist of 57,902,606 shares held by Mr. Ricketts individually; 332,352 shares held in the J. Joe Ricketts IRA; 7,720 shares held in Mr. Ricketts’ 401(k) account; 2,442,385 shares issuable upon the exercise of options exercisable within 60 days; and 138,573 restricted stock units. The shares do not include shares held by Marlene M. Ricketts, his spouse.

(2)	Shares of Common Stock owned by Mrs. Ricketts consist of 20,161,524 shares held by Mrs. Ricketts individually, and 332,352 shares held in the Marlene M. Ricketts IRA. The shares do not include shares held by J. Joe Ricketts, her spouse.

(3)	The trustees of the J. Joe Ricketts 1996 Dynasty Trust are the children of J. Joe Ricketts and Marlene M. Ricketts.

(4)	The trustees of the Marlene M. Ricketts 1994 Dynasty Trust are the children of J. Joe Ricketts and Marlene M. Ricketts.

(5)	The trustee of the Ricketts Grandchildren’s Trust is David K. Larson, Mullikin, Larson & Swift LLC, 155 East Pearl Street, Suite 200, Jackson, Wyoming 83001.
     Based on the provisions relating to voting agreements and the grant of proxies contained in the Stockholders Agreement, the Reporting Persons may be deemed to share voting power over the shares beneficially owned by the TD Entities. Based on information

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set forth in Amendment No. 8 to the statement on Schedule 13D filed by the TD Entities, as of February 5, 2009, the TD Entities beneficially owned, in the aggregate, 264,726,637 shares of Common Stock, representing approximately 44.9% of the outstanding shares of Common Stock. The Reporting Persons disclaim beneficial ownership of all shares held by the TD Entities. However, as described in response to Item 6 of the Original Statement, the Reporting Persons and the TD Entities acknowledge that they constitute a “group” for purposes of Section 13(d) of the Exchange Act with respect to TD AMERITRADE.
     All information contained in the Statement relating to the TD Entities is based on information provided by the TD Entities in their most recent amendment to their report on Schedule 13D. While the Reporting Persons have no reason to believe that such information is inaccurate or incomplete, the Reporting Persons do not assume any responsibility for the accuracy or completeness of such information.
     (c) None of the Reporting Persons has engaged in any transaction during the past 60 days in any shares of Common Stock except for J. Joe Ricketts, who received 7,616 restricted stock units on January 8, 2009 as compensation for his role as a director of TD AMERITRADE.
     (d) Not applicable.
     (e) As discussed above in Item 4, as of February 20, 2009, the Ricketts Grandchildren’s Trust is no longer the beneficial owner of any shares of Common Stock following its sale of 19,008,000 shares of Common Stock to TD AMERITRADE in connection with the Stock Purchase Agreement.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Item 6 of the Statement is hereby amended and supplemented as follows:
      TD AMERITRADE, Marlene M. Ricketts and the Ricketts Grandchildren’s Trust entered into a Stock Purchase Agreement on February 17, 2009. A description of the Stock Purchase Agreement is set forth under Item 4 above. While the Reporting Persons believe the above description covers the material terms of the Stock Purchase Agreement, it is qualified in its entirety by reference to the Stock Purchase Agreement, a copy of which is included as Exhibit 99.5 of this Statement and incorporated herein by reference.
Item 7. Material to Be Filed as Exhibits
     Item 7 of the Statement is hereby amended and supplemented to include the following Exhibit:
      Exhibit 99.5. Stock Purchase Agreement by and among TD AMERITRADE, Marlene M. Ricketts and the Ricketts Grandchildren’s Trust, dated as of February 17, 2009.

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SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.
Date: February 24, 2009

/s/ J. Joe Ricketts
J. Joe Ricketts, individually

/s/ Marlene M. Ricketts
Marlene M. Ricketts, individually

J. JOE RICKETTS 1996 DYNASTY TRUST

By:	/s/ Laura M. Ricketts
Laura M. Ricketts, trustee

MARLENE M. RICKETTS 1994 DYNASTY TRUST

By:	/s/ Laura M. Ricketts
Laura M. Ricketts, trustee

RICKETTS GRANDCHILDREN’S TRUST

By:	/s/ David K. Larson
	Name:	David K. Larson
	Title:	Trustee

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